UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
Commission File Number: 0-24268

NOTIFICATION OF LATE FILING

 (Check One):  [ ] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [X] Form 10-Q   [ ] Form N-SAR

For Period Ended: December 24, 2010

[ ] Transition Report on Form 10-K                                                                                               [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F                                                                                                [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________________

PART I
REGISTRANT INFORMATION

Full name of registrant      PALM HARBOR HOMES, INC.
Former name if applicable _______________________________________
Address of principal executive office 15305 Dallas Parkway, Suite 700
City, state and zip code Dallas, Texas  75001-4600

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[x]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25c) has been attached if applicable.

PART III
NARRATIVE

As previously disclosed, on November 29, 2010 (the "Petition Date"), Palm Harbor Homes, Inc. (the "Company") and certain of its domestic subsidiaries (collectively, the "Debtors") filed a voluntary petition for relief under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware in Wilmington (the "Bankruptcy Court").  The Company has been advised by Ernst & Young LLP ("E&Y"), the Company's independent public accountants, that E&Y will not be able to commence its review of the Company's quarterly financial information to be included in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 24, 2010 (the "Form 10-Q") until it is formally retained pursuant to an order of the Bankruptcy Court.   As a result, E&Y has informed the Company that the earliest that E&Y will be able to commence its review is February 18, 2011.   Accordingly, it is highly unlikely that the Company will be able to file the Form 10-Q, which was required to be filed on February 7, 2011, prior to the sale of the Company pursuant to an auction to be conducted by the Bankruptcy Court which is currently scheduled to occur on March 1, 2011.

As previously disclosed, as of January 31, 2011, the Company projects that it will have approximately $155 million of debt (both pre-petition and post petition, the "Liabilities") by the time the auction concludes and the sale closes.  Accordingly, assuming that strict payment priorities under the bankruptcy code are applied to distribution of the sale proceeds (and that some or all of such Liabilities are not otherwise assumed by the successful purchaser) holders of common equity would likely not be entitled to receive any recovery on account of their equity until all such Liabilities are first paid.  At present, the Company's "stalking horse" purchaser has submitted a bid under its asset purchase agreement of approximately $50 million plus the assumption of certain obligations.  The auction is scheduled to occur on March 1, 2011.  Accordingly, following the sale, it is likely that the Company's current equity will be extinguished for no value.  For the reasons stated above, the Form 10-Q may not be filed prior to any extinguishment of the Company's equity interests.  Once the Company no longer has any outstanding equity securities, it will seek to suspend its obligation to file periodic reports with the Securities and Exchange Commission.

On February 2, 2011, the Debtors filed a Form 8-K with the Securities and Exchange Commission that included the monthly operating report for the period from November 30, 2010 to December 24, 2010 which the Debtors had filed with the Bankruptcy Court on January 28, 2011.

PART IV
OTHER INFORMATION

(1)  Name and  telephone  number  of person  to  contact  in regard to this notification

Kelly Tacke	972	991-2422
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).[x] Yes   [ ] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the  subject report or portion thereof?[ ] Yes   [x] No

PALM HARBOR HOMES, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 7, 2011	By:	/s/ Larry Keener Larry Keener President and Chief Executive Officer